Exhibit 12.1
Middle American Tissue Inc.
Calculation of Ratio of Earnings to Fixed Charges
Dollars in thousands


                                                                                                                 Three
                                                                                                              Months Ended
                                                                                               Adjusted       December 31,
                                                                                   Pro Forma   Pro Forma    -----------------
                                   1995      1996      1997      1998       1999      1998       1999        1998      1999
                                  -------   -------   -------   -------    -------  ---------   -------     -------   -------
Pretax income from
continuing operations .......     $(1,733)  $13,182   $ 6,873   $(1,474)   $18,011  $(147,823)  $10,116(c)  $ 1,151   $ 7,958
Fixed charges ...............       7,738    10,077    14,070    17,496     21,177     32,023    32,023       3,955     8,719
Less: Interest capitalized ..        --        --        --         599        966        966       966         150       284
                                  -------   -------   -------   -------    -------  ---------   -------     -------   -------
Earnings ....................     $ 6,005   $23,259   $20,943   $15,423    $38,222  $(116,766)  $41,173     $ 4,956   $16,393
                                  -------   -------   -------   -------    -------  ---------   -------     -------   -------
Fixed charges ...............     $ 7,738   $10,077   $14,070   $17,496    $21,177  $  32,023   $32,023     $ 3,955   $ 8,719

Ratio .......................         (a)       2.3       1.5       (a)        1.8         (b)      1.3         1.3       1.9
                                              times     times                times                times       times     times

Calculation of Fixed Charges:
Interest expense ............       6,922     9,175    12,272    14,672     17,912     27,323    27,323       3,249     7,803
Capitalized interest ........        --        --        --         599        966        966       966         150       284
Amortization of deferred
debt costs ..................        --         355     1,128     1,537      1,162      2,230     2,230         354       339
Estimated interest portion of
rent expense ................         816       547       670       688      1,137      1,504     1,504         172       293
                                  -------   -------   -------   -------    -------  ---------   -------     -------   -------
                                  $ 7,738   $10,077   $14,070   $17,496    $21,177  $  32,023   $32,023     $ 3,955   $ 8,719
                                  =======   =======   =======   =======    =======  =========   =======     =======   =======


(a) Earnings during fiscal years 1995 and 1998 were insufficient to cover fixed charges by $1,733 and $2,073, respectively.

(b) Earnings for fiscal 1999, on a pro forma consolidated basis including the Berlin-Gorham Mills, would have been insufficient to cover fixed charges by $148,789.

(c) Proforma pretax income from continuing operations has been adjusted for special charges, net, of $157,939, which represents certain adjustments recorded by the Berlin-Gorham Mills prior to the July 9, 1999 acquisition.